J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

Goldman Sachs & Co. LLC

200 West Street

New York, New York 10282

Jefferies LLC

520 Madison Avenue

New York, New York 10022

November 17, 2020

VIA EDGAR

Mr. Chris Edwards

Securities and Exchange Commission

Office of Life Sciences

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549-7553

Re:	Sotera Health Company

Registration Statement on Form S-1 (File No. 333-249648)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Sotera Health Company (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Washington, D.C. time, on November 19, 2020, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the staff.

Pursuant to Rule 460 under the Act, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated November 12, 2020:

(i)	Dates of distribution: November 12, 2020 through the date hereof.

(ii)	Number of prospectuses distributed: a total of approximately 3,032 copies of the prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

We have complied and will comply, and have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. MORGAN SECURITIES LLC

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN SACHS & CO. LLC

JEFFERIES LLC

As Representatives of the Underwriters

By:	J.P. MORGAN SECURITIES LLC

/s/ David Ke
Authorized Signatory

By:	CREDIT SUISSE SECURITIES (USA) LLC

/s/ Andres Londono
Authorized Signatory

By:	GOLDMAN SACHS & CO. LLC

/s/ Elizabeth Wood
Authorized Signatory

By:	JEFFERIES LLC

/s/ Michael Robinson
Authorized Signatory

[Signature Page to Underwriters’ Acceleration Request]